Exhibit 99.1

Consolidated Financial Statements

according to U.S. GAAP for the six month

period ended September 30, 2004

of

LION bioscience Aktiengesellschaft

Heidelberg, Germany

LION bioscience AG

CONSOLIDATED BALANCE SHEETS (U.S. GAAP) (unaudited)

(in thousand euro, except for share and per-share data)

	Notes No.	September 30, 2004 €	March 31, 2004 €
ASSETS
Current assets
Cash and cash equivalents	3	13,861	29,294
Marketable securities	3, 7	19,428	13,812
Trade accounts receivable, net	3	2,866	4,073
Prepaid expenses, short-term	4	614	848
Other assets	5	1,304	1,355

Total current assets		38,073	49,382

Property, plant and equipment, net	6	2,415	2,793
Other long-term investments	8	549	549
Other intangible assets, net	9	14	44
Trade accounts receivable, long-term	3	341	346

		41,392	53,114

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable		1,011	1,439
Accrued liabilities	10	4,151	5,448
Current portion of capital lease obligation	12	13	13
Deferred income and advance payments, short-term		3,391	6,305
Other current liabilities	11	351	428

Total current liabilities		8,917	13,633

Deferred income and advance payments, less current portion		1,446	2,029
Capital lease obligations, less current portion	12	46	52

Shareholders’ equity
Ordinary shares, each with a notional par value of € 1.00;
19,870,175 shares issued and outstanding as of September 30, 2004 and March 31, 2004, 29,805,262 shares authorized at September 30, 2004 and March 31, 2004	13	19,870	19,870
Additional paid-in capital		302,298	302,298
Accumulated other comprehensive loss		(4,254)	(3,899)
Accumulated deficit		(286,931)	(280,869)

Total shareholders’ equity		30,983	37,400

		41,392	53,114

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP) (unaudited)

(in thousand euro, except share and per-share data)

	Notes No.	Three months ended September 30,		Six months ended September 30,
		2004 €	2003 Restated €	2004 €	2003 Restated €
Revenues:
Drug discovery	2, 3, 21	67	465	192	768
Licenses	2, 3, 21	904	1,874	2,445	4,375
Professional services	2, 3, 21	1,061	1,955	2,855	3,834
Maintenance and support	2, 3, 21	523	754	1,022	1,597

Total revenues		2,555	5,048	6,514	10,574

Cost of sales		1,886	2,257	4,169	4,630

Costs and expenses:
Selling costs	2	1,687	2,607	3,151	4,474
General and administrative costs		1,168	2,565	2,475	4,600
Research and development costs	2	1,392	4,054	2,768	7,567
Other operating income and expenses		(100)	(559)	(233)	(1,195)

Total costs and expenses (incl. cost-of-sales)		6,033	10,924	12,330	20,076

Operating results before depreciation and amortization		(3,478)	(5,876)	(5,816)	(9,502)

Depreciation of property, plant and equipment and amortization of intangible assets	2, 6, 9, 14	401	1,273	952	2,627

Operating results		(3,879)	(7,149)	(6,768)	(12,129)
Interest income and expenses	15	241	359	497	786
Results from marketable securities and other long-term investments	16	201	240	246	240

Loss before taxes from continuing operations		(3,437)	(6,550)	(6,025)	(11,103)
Tax expense	17	(3)	(13)	(37)	(96)

Net loss for the year from continuing operations		(3,440)	(6,563)	(6,062)	(11,199)

Gain/(loss) on discontinued operations (net of tax of €0)	C	0	79	0	265

Net loss for the year		(3,440)	(6,484)	(6,062)	(10,934)

Basic and diluted net loss per share from continuing operations		(0.17)	(0.33)	(0.30)	(0.56)
Basic and diluted net loss per share from discontinued operations		0.00	0.00	0.00	0.01

Basic and diluted net loss per share from total operations	22	(0.17)	(0.33)	(0.30)	(0.55)

Average number of outstanding shares		19,870,175	19,870,175	19,870,175	19,870,175

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP) (unaudited)

(in thousand euro)

	Six months ended September 30,
	2004 €	2003 Restated €
Operating activities:
Net loss	(6,062)	(10,934)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	919	2,274
Amortization of intangible assets	33	369
Loss (gain) on sale of fixed assets	(11)	13
Loss (gain) on sale of marketable securities	(44)	(240)
Loss (gain) on sale of other long-term investments	(201)	0
Changes in operating assets and liabilities:
Restricted cash	0	(2,780)
Trade accounts receivable	1,213	2,664
Prepaid expenses and other current assets	45	80
Trade accounts payable	(429)	(48)
Accrued liabilities	(1,297)	(5,998)
Deferred income and advanced payments	(3,264)	(3,172)
Other current liabilities	(77)	(560)

Net cash used in operating activities	(9,175)	(18,332)

Investing activities:
Investments in property, plant and equipment	(712)	(696)
Proceeds from the sale of property, plant and equipment	146	312
Proceeds from the sale of other long-term investments	201	0
Investments in marketable securities	(10,994)	(2,000)
Proceeds from the sale of marketable securities	5,113	2,519

Net cash (used in) provided from investing activities	(6,246)	135

Financing activities:
Decrease in additional paid-in capital	0	(9)
Principal payments on long-term debt	0	(2,560)
Principal payments on capital leases	(6)	(9)

Net cash used in financing activities	(6)	(2,578)

Decrease in cash	(15,427)	(20,775)
Currency adjustments	(6)	(858)
Cash and cash equivalents at beginning of period	29,294	60,102

Cash and cash equivalents at end of period	13,861	38,469

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (U.S. GAAP) (unaudited)

(in thousand euro, except share and per-share data)

					Accumulated other comprehensive income
			Additional Paid-In Capital	Accumulated Deficit	Cumulative Translation adjustments	Available-for- sale-securities	Unrealized gains/ losses from forward currencytransactions	Total Shareholders’ Equity
	Ordinary Shares
	Shares	Amount
Balances at March 31, 2002 - restated	19,870,175	19,870	293,937	(107,317)	337	96	0	206,923

Non-cash compensation for stock options			8,257					8,257
Cash-settlement for stock options			(180)					(180)
Deferred compensation			293					293
Valuation of securities available-for-sale at market prices						162		162
Adjustment items for foreign currency translation					(3,284)			(3,284)
Net loss				(152,794)				(152,794)

Balances at March 31, 2003 - restated	19,870,175	19,870	302,307	(260,111)	(2,947)	258	0	59,377

Cash-settlement for stock options			(9)					(9)
Valuation of securities available-for-sale at market prices						330		330
Adjustment items for foreign currency translation					(1,540)			(1,540)
Net loss				(20,758)				(20,758)

Balances at March 31, 2004	19,870,175	19,870	302,298	(280,869)	(4,487)	588	0	37,400

Valuation of securities available-for-sale at market prices						(310)		(310)
Valuation of forward currency transactions							(4)	(4)
Adjustment items for foreign currency translation					(41)			(41)
Net loss				(6,062)				(6,062)

Balances at September 30, 2004	19,870,175	19,870	302,298	(286,931)	(4,528)	278	(4)	30,983

Balance at September 30, 2003 - restated	19,870,175	19,870	302,293	(271,045)	(3,958)	466	0	47,626

The accompanying notes are an integral part of these unaudited consolidated financial statements

LION bioscience AG

Notes to the Consolidated Financial Statements (U.S. GAAP) (unaudited)

September 30, 2004

A. Basis of Presentation

1. General and Operations

LION bioscience AG (“LION” or “the Company”) was incorporated in Germany in March 1997. The Company offers drug discovery and knowledge management IT-solutions and develops information management software and data integration and analysis systems to improve R&D performance in the life science industry.

Amounts included in the consolidated financial statements are reported in euro (“€”) unless otherwise stated.

2. Restatement due to Revenue Recognition

The Company’s software license agreements typically include licensing of software and providing of post-contract customer support (“PCS”), which includes post-contract technical support and unspecified product upgrades. The software license term generally ranges from 12 to 36 months, with some having terms of up to 60 months. The PCS term also ranges from 12 to 36 months, with the majority of these arrangements having an initial PCS term that is the same as the software license term. SOP 97-2 requires the seller of software that includes PCS to establish vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines the VSOE of the fair value of PCS and PCS renewals as a percentage of the software license revenue and by reference to contractual renewals when the renewal term is substantive. In those cases where the initial PCS term is relatively long (i.e., greater than 50% of the original license term) or the PCS renewal rate is significantly below the Company’s normal pricing practices, the Company concluded that the PCS renewal rate is not substantive and therefore a determination of VSOE of fair value cannot be achieved in accordance with AICPA Technical Practice Aid (“TPA”) 5100.54, “Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition”. Due to the fact that the majority of the multi-year arrangements the Company has entered into have a PCS term greater than 50% of the original license term, there is no sufficient history for the remaining multi-year contracts, which could establish VSOE of fair-value based on a percentage of the license revenue. The Company therefore revised its accounting in February 2004 to conform to TPA 5100.54 effective for all software license agreements entered into since fiscal year 1998 and recognizes the license revenue pro-rata over the term of the related PCS. The Company restated its financial statements as of and for the years ended March 31, 2003, 2002 and 2001. The total revenues to be recognized over the life of these multi-year license agreements remained unchanged.

The Company previously concluded that the annually renewable license agreements for the Company’s products are short-term time-based licenses that should be accounted for according to TPA 5100.53, “Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition” which was issued in May 2000 and was effective July 1, 2000. In accordance with TPA 5100.53 the Company would not be able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe and thus the Company was unable to apply the “residual method” set forth in SOP 98-9, “Modifications of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”, which was the Company’s prior accounting practice. The Company concluded that the initial license fee should be recognized ratably over the initial term of the related PCS as provided in TPA 5100.53 instead of immediately after all other revenue recognition criteria were met. The Company revised its accounting to conform TPA 5100.53 and restated its financial statements as of and for the years ended March 31, 2003, 2002 and 2001. The total revenues to be recognized over the life of these annually renewable licenses remained unchanged.

The following table shows a reconciliation of all amounts as previously reported and as restated due to the restatement:

(in € thousand)	Three months ended September 30, 2003			Six months ended September 30, 2003
	As reported	Adjustment	As restated	As reported	Adjustment	As restated
Revenues	3,634	1,414	5,048	7,538	3,036	10,574
Operating results before depreciation and amortization	(7,290)	1,414	(5,876)	(12,538)	3,036	(9,502)
Net loss from continuing operations	(7,977)	1,414	(6,563)	(14,235)	3,036	(11,199)
Net loss	(7,898)	1,414	(6,484)	(13,970)	3,036	(10,934)

Deferred income	3,540	5,995	9,535	3,540	5,995	9,535
Equity	53,621	(5,995)	47,626	53,621	(5,995)	47,626

(possible differences due to rounding)

3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of LION bioscience AG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation. The fiscal year of the companies in the group ends on March 31.

Use of Estimates

The preparation of consolidated financial statements requires the Company’s management board to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and disclosures of commitments and contingencies. Actual results can differ from those estimates.

Revenue Recognition

The Company’s revenue consists of fees from licensing its software products, fees earned from service and collaboration agreements performed by its professional services organization, fees earned from products and research agreements in conjunction with the Company’s drug discovery activities and fees for software maintenance and support.

Revenues from licenses

The Company’s software is licensed under non-cancellable licensing agreements, which typically grant the customer the right to use the software for periods of one to five years or on a perpetual basis. According to the Company’s policy, payments resulting from term-based software contracts are generally received in advance every year throughout the term of the contract and upfront for perpetual licenses, without giving any contract concessions to customers that were not included in the original contractual arrangement. License agreements are generally extended automatically unless terminated by either party.

The Company recognizes revenue pursuant to the requirements of AICPA Statement of Position (“SOP”) 97-2 “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9 “Software Revenue Recognition, With Respect to Certain Transactions”.

Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, revenue is recognized when the following four criteria have been met:

1. Persuasive evidence of an arrangement exists

2. Delivery has occurred

3. The fee is fixed or determinable, and

4. Collectibility is probable.

The Company’s software license agreements typically include licensing of software and providing of post-contract customer support (“PCS”), which includes post-contract technical support and unspecified product upgrades and updates. The software license term generally ranges from 12 to 36 months, with some arrangements having terms up to 60 months. The PCS term is normally the same as the license term.

For those licenses that are renewable annually, the Company applies TPA 5100.53, “Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition”), which was issued in May 2000, and effective July 1, 2000. In accordance with TPA 5100.53 the Company is not able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe. Therefore the Company recognizes the license fee and the PCS ratably over the PCS term, i.e. 12 months, as provided in TPA 5100.53.

The Company recognizes its multi-year license arrangements depending on the PCS term. Certain of these arrangements have a PCS term that is the same as the software license term. SOP 97-2 requires the seller of software that includes PCS to establish vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines the VSOE of the fair value of PCS and PCS renewals as a percentage of the software license revenue and by reference to contractual renewals when the renewal term is substantive. However, in those cases where the initial PCS term is relatively long (i.e., greater than 50% of the original license term) or the PCS renewal rate is significantly below the Company’s normal pricing practices, the PCS renewal rate is not substantive and therefore a determination of VSOE of fair value cannot be achieved in accordance with AICPA Technical Practice Aid (“TPA”) 5100.54, “Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition”. In those cases, the Company recognizes the license revenue pro-rata over the term of the related PCS. Due to the fact that the majority of the multi-year arrangements the Company has entered into so far have a PCS term greater than 50% of the original license term, there is no sufficient history for the remaining multi-year contracts which could establish VSOE of fair-value based on a percentage of the license revenue. Consequently, the Company recognizes all revenue from multi-year arrangements pro-rata over the term of the related PCS.

The Company recognizes revenue using the residual method for all perpetual license agreements, when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue related to the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

If a period of acceptance is stipulated in the agreement, revenues are realized when the software is accepted by the customer or when the acceptance period expires.

Revenues from maintenance and support

The Company’s annual license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services are billed separately and revenue is recognized on a straight-line basis over the term of the contract and reported separately as revenues from maintenance and support. If maintenance is included free or at a discount in a perpetual software license arrangement, the discount amounts are deferred from the software license fees and recognized ratably over the maintenance period based on the fair value as established by independent sale of maintenance to customers. These services have no impact on the functionality of our software. For services provided by the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

Revenues from professional services

Revenue from service and collaboration agreements performed by our professional services organization is recognized in accordance with the terms of the respective agreement. Some of the agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or other milestones defined in the agreement have been achieved. As a general rule, revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company.

In the preceeding fiscal years the Company realized revenues from a long-term service agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. Pursuant to an amendment of the agreement effective as of January 1, 2002, payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached. All related project costs are capitalized until a milestone is reached and then treated as expenses (cost –of sales) of the period unless a loss is anticipated based on the Company’s best estimates, in which case an accrual is made for the estimated loss.

Revenues from drug discovery

Revenue from the Company’s drug discovery activities consists of fees for products developed by the Company, e.g. clone collections (arrayTAG™) and Chem.Folio™ compound libraries, and revenues from research agreements and is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

Government Grants

The Company receives grants under various government programs. Depending on the nature of the grant, the Company either records the grants as revenue, or a decrease of the related costs. Government grants that are intended to reimburse the Company for general costs of a program such as salaries, equipment, and general and administrative are recorded as drug discovery revenues in the period earned. The total amount recorded as drug discovery revenue in the first six months ended September 30, 2004 was € 0 as compared to € 43,000 in the first six months ended September 30, 2003. Government grants to specifically defray the costs of research and development are offset on receipt against the related expenses. The total amount offset in the first six months ended September 30, 2004 was € 58,700, as compared to € 222,800 in the first six months ended September 30, 2003.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs in the first six months ended September 30, 2004 (excluding government grants) totaled € 2,826,500, as compared to € 7,789,800 in in the first six months ended September 30, 2003.

Advertising Costs

Costs for advertising and sales promotion are expensed as incurred. In the first six months ended September 30, 2004 the costs for advertising and sales promotion totaled € 216,100 as compared to € 414,500 in the same period of previous fiscal year.

Software Development

In previous years, the Company capitalized software development costs incurred subsequent to the establishment of technological feasibility. Under the Company’s product development process, technological feasibility is established on completion of a working model. Once technological feasibility has been established, the costs involved are capitalized until the software has been marketed and is offered for sale. Software development costs are amortized on a product-by-product basis, using whichever is the greater of (a) the ratio of current gross revenue for a product to the total of current revenue and anticipated gross revenue for that product, or (b) the straight-line method over a maximum of three years. The Company capitalized no software development costs in the first six months ended September 30, 2004 and 2003. Amortization of € 9,500 and € 136,100 was reported in the first six months ended September 30, 2004 and 2003, respectively. Residual book values as of September 30, 2004 was € 0, as compared to € 9,500 as of March 31, 2004.

Costs of uncompleted contracts

The Company capitalizes costs for an uncompleted professional services project and recognizes the expenses (cost of sales) in the period a milestone of the project has been reached and revenues are recorded. The Company records revenues and expenses according to the progress of the project, whereas the progress toward completion is measured based on attainment of the defined milestones. All direct costs are capitalized until a milestone is reached. Any excess in the estimated costs to complete the contracts over the estimated revenues to be received is included as a loss contract accrual in Accrued Liabilities. As of September 30, 2004, all defined milestones were successfully delivered and accepted and therefore all capitalized costs were recorded as expenses according the realized revenues in the operating results. As of March 31, 2004 costs of € 571,900 were capitalized.

Stock-Based Compensation

The Company accounted for its stock options under the fair-value method according SFAS No. 123. Accordingly, compensation expense is recorded over the period until vesting based on the fair value of the option on the date of grant. This expense estimate may not be representative of the actual costs in future reporting periods.

Marketable Securities

The Company is exposed to exchange risks with respect to its cash equivalents and securities available for sale. The Company invests its excess liquidity almost exclusively in money market funds, mortgage bonds, corporate debt securities, and commercial papers, with the objective of assuring both the Company’s liquidity and security of the capital invested. The Company’s investments are restricted to securities of issuers with high credit ratings. All securities are recorded at fair market value on the balance sheet datebased on quoted market prices and are classified as current assets.

Other Long-Term Investments

Other long-term investments are generally carried at the lower of cost or fair market value.

Concentration of Credit Risks

The Company’s accounts receivable are unsecured and thus the Company is at risk to the extent such amounts become uncollectible.

In the first six months ended September 30, 2004 and 2003, revenues with Bayer AG constituted 46% and 37%, respectively, of the Company’s total revenues. The outstanding accounts receivable from Bayer AG as of September 30, 2004 amounted to $779,500 (March 31, 2004: € 0). The percentages reflect the revenues adjusted for discontinued operations and the restatement due to the adoption of TPA 5100.53 and 5100.54.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid cash investments with original maturities of less than three months from the date of acquisition.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term loans, and accrued liabilities approximate their fair value due to the short maturities of these instruments.

The carrying amount of long-term debt and capital lease obligations approximates their fair value, based on the market price for similar borrowings. The same applies to other financial assets.

Derivative Instruments

The Company entered into several forward exchange transactions in British Pounds (“GBP”) in the first quarter of fiscal year 2005. These derivatives are classified as cash flow hedges and are accounted for according to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. The derivatives are used to hedge anticipated cash flows of a forecasted transaction. The Company hedges approximately 50% of the cash needs resulting from the operations of its UK subsidiary against a rising GBP versus the Euro.

The derivatives will be due on December 31, 2004 and March 31, 2005, respectively. The Company has the right to purchase a certain amount of GBP if the current exchange rate is lower than the hedging rate when the option expires. If the exchange rate of the GBP rises above the hedged exchange rate and within a certain range, the Company has an option to purchase GBP. However the Company may also purchase the required GBP at the daily spot exchange rate if that turns out to be more advantageous. Only if the exchange rate of the GBP rises above this range during the term of the derivative the Company is obligated to excercise the option at the expiration date.

The derivatives are recorded at market value. As of September 30, 2004 the Company recorded an unrealized loss of € 4,400 in “Other comprehensive income”. The Company decided to use derivatives because it has only cash outflows in GBP as compared to the cash flows in US dollar, in which inflows and outflows are largely balanced.

Trade Accounts Receivable

The reported trade accounts receivable as of September 30, 2004 are reduced by an allowance for doubtful accounts amounting to € 361,800 (March 31, 2004: € 626,000). Allowances for doubtful accounts are recorded when the collectibility of a trade accounts receivable is determined to be unlikely. The allowance is determined on a specific basis. The trade accounts receivable is written-off against the allowance for doubtful accounts when collection efforts have ceased.

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets as follows:

Laboratory equipment	5 to 10 years
Computer software	3 years
Furniture and office equipment	5 to 13 years

Leasehold improvements and equipment under capital lease are depreciated over their useful lives or the term of the lease, which ever is shorter.

Intangible Assets

Intangible assets are reported at acquisition cost less accumulated amortization. The amortization is computed on a straight-line basis over the estimated useful life of the assets as follows:

Software and technology and acquired customer relationship	2 years
Software licenses	3 years
Commercial rights and patents	4 years

Impairment of Long-Lived and Intangible Assets

The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived assets” beginning April 1, 2002. SFAS No. 144 requires that long-lived and intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In the event that facts and circumstances indicate an impairment, the carrying amount of the asset is compared with the asset’s fair value to determine whether a write-down to the lower fair value must be recorded. The fair value is calculated based on the estimated sales and market prices of long-lived assets and, in the case of intangible assets, based on discounted cash-flows expected over their estimated useful lives.

Currency Translation

The financial statements of the Company’s subsidiaries are prepared in their functional currencies, i.e. their local currencies. Balance sheet accounts are translated to the reporting currency (euro) at the exchange rates in effect at the end of the reporting period, except for shareholders’ equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the fiscal year. Differences resulting from translation are shown in a separate component of shareholders’ equity (cumulative translation adjustments).

In the first six months ended September 30, 2004, net exchange rate gains included in the statements of operations were € 27,500, as compared to € 955,500 in the same period of previous fiscal year, representing the translation of assets and liabilities denominated in foreign currencies.

Income Taxes

The Company accounts for income taxes under the asset and liability method (balance sheet method) and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which the differences are expected to be recovered or settled. The effect of changes in the tax rates on deferred tax assets and liabilities is recognized in the period in which the amended tax rates are passed. A valuation allowance is established against deferred tax assets when it is determined that it is more likely than not that they cannot be recovered from future taxable income.

Basic and Diluted Net Loss per Ordinary Share

The basic loss per share is computed by dividing consolidated net loss by the weighted number of common shares outstanding, including common-share equivalents. Stock options issued are not considered in calculating the diluted net loss per common share, as their effect is anti-dilutive.

New Accounting Regulations

In October 2003, the FASB issued FASB Staff Position FIN 46-6 (“FSP FIN 46-6”), “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities”. FSP FIN 46-6 deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003 as well as FSP FIN 46-6. The Company was required to apply FIN 46R on December 31, 2003 for all entities previously considered to be “special purpose entities”. The Company had no special purpose entities and therefore the adoption of this portion of FIN 46R had no impact on the Company’s Consolidated Financial Statements. The Company was required to apply FIN 46R to all entities not considered to be “special purpose entities” as of March 31, 2004. The Company currently does not believe it has any variable interests in any VIEs and therefore there was no impact on adoption of FIN 46R.

In November 2003, the EITF reached a partial consensus on EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF 03-1 requires that additional information about unrealized losses pertaining to certain debt and equity securities and non-marketable cost method investments be disclosed. The Company has included all disclosures to marketable securities in Note no. 7. The requirements of EITF 03-01 had no impact on the notes to the consolidated financial statements for fiscal year 2004, because the Company’s marketable securities as of September 30, 2004 included only unrealized gains primarily.

B. Additional Balance Sheet Information

4. Prepaid Expenses

	9/30/2004	3/31/2004
	(in thousand euro)
License and maintenance fees	384	146
Insurances	103	269
Rent	122	162
Other	5	271

	614	848

5. Other Assets

	9/30/2004	3/31/2004
	(in thousand euro)
Accrued interest on fixed income securities	35	193
Creditable capital gains tax	573	367
Sales tax (VAT) receivable	198	113
Capitalized project costs	0	572
Receivable resulting from a mitigation	383	0
Other	115	110

	1,304	1,355

6. Property, Plant and Equipment

	9/30/2004	3/31/2004
	(in thousand euro)
Computer software	496	501
Computer hardware (capital lease)	35	39
Furniture and office equipment	935	1,222
Leasehold improvements	878	1,031
Cars	71	0

	2,415	2,793

The reported net book values are derived from acquisition costs as of September 30, 2004 of € 11,980,900 and € 16,013,900 as of March 31, 2004 and accumulated depreciation of € 9,566,300 as of September 30, 2004 and € 13,220,700 as of March 31, 2004.

The net book values as of September 30, 2004 include accumulated depreciation of € 86,500 (March 31, 2004: € 117,400) relating to property, plant and equipment under capital lease.

Depreciation of property, plant and equipment totaled € 918,900 in the first six months ended September 30, 2004, as compared to € 2,274,000 in the first six months ended September 30, 2003, which included € 16,000 reported under discontinued operations.

7. Marketable Securities

	9/30/2004	3/31/2004
	(in thousand euro)
Equity securities	155	412
Debt securities	19,273	13,400

	19,428	13,812

The following table shows the Company’s investments in marketable securities available-for-sale (in thousand euro):

	9/30/2004
	Acquisition costs	Market or fair value	Unrealized gains	Unrealized losses
Equity securities	111	155	44	0
Debt securities	19,039	19,273	239	5

	19,150	19,428	283	5

	3/31/2004
	Acquisition costs	Market or fair value	Unrealized gains	Unrealized losses
Equity securities	111	412	301	0
Debt securities	13,113	13,400	287	0

	13,224	13,812	588	0

The debt securities at September 30, 2004 have following maturities (in thousand euro):

	Acquisition costs	Market or fair value
5 to 10 years	1,000	1,014
After 10 years	18,039	18,259

	19,039	19,273

Effective as of the beginning of fiscal year 2003, the Company reclassified all of its securities previously classified as “held-to-maturity” to the category “available-for-sale” and reports all of its securities as short-term securities available-for-sale. Therefore all securities have been valued at their fair market value and all unrealized gains and losses have been reported in other comprehensive income.

In the first six months ended September 30, 2004 the Company realized interest income from its debt securities of € 262,000.

Additionally the Company realized a gain of € 44,500 resulting from a mature security which was paid back in the amount of € 5,112,900. The Company also invested € 10,993,800 in the first six months of fiscal year 2005 in several marketable debt securities.

In January 2000, the Company entered into a stock purchase agreement with Paradigm Genetics, Inc. (changed its name to Icoria Inc. effective August 17, 2004; “Paradigm” or “Icoria”), a U.S. corporation, whereby it acquired 400,000 Series C preferred shares in Paradigm for a total purchase price of $ 2 million (€ 2 million). In fiscal years 2003 and 2002 the Company realized losses of € 1,869,000 resulting from a decline in the share price, which the Company concluded was other-than-temporary. Therefore the acquisition costs were reduced to € 111,000. Since fiscal year 2004 all changes in the share price were reported in other comprehensive income. As of September 30, 2004 Icoria’s share price was $ 0.48. The accumulative increase in the share price which was reported in other comprehensive income was € 44,100 as of September 30, 2004.

8. Other Long-Term Investments

	9/30/2004	3/31/2004
	(in thousand euro)
BioSolveIT GmbH	549	549

In June 2001, the Company participated in founding BioSolveIT GmbH, Sankt Augustin, by acquiring a 15% interest at a price of € 548,800, including incidental acquisition costs. For accounting purposes, the investment is reported at the lower of cost or market. LION intends to hold the shares in BioSolveIT GmbH as a long-term investment.

9. Other Intangible Assets

	Estimated useful life	9/30/2004	3/31/2004
	(in thousand euro)
Licenses	4 years	14	35
Internally developed software	3 years	0	9

		14	44

The reported net book values are derived from acquisition costs as of September 30, 2004 of € 14,561,700 and € 14,570,000 as of March 31, 2004 and accumulated amortization of € 14,548,100 as of September 30, 2004 and € 14,525,900 as of March 31, 2004.

Amortization of other intangible assets amounted to € 32,800 in the first six months ended September 30, 2004 as compared to € 368,800 in the first six months ended September 30, 2003.

Amortization of other intangible assets is scheduled to be as follows:

FY	(in thousand euro)
2005:	14

10. Accrued Liabilities

	9/30/2004	3/31/2004
	(in thousand euro)
Outstanding invoices	282	156
Vacation accrual	346	602
Consulting services	289	194
Supervisory Board	70	140
Audit of annual accounts, annual report, annual general meeting	320	519
Bonus payments	609	341
Lease and restructuring obligations (EITF 94-3)	142	269
Lease and restructuring obligations (SFAS 146)	435	914
Firm commitments	1,379	1,831
Loss contracts	0	275
Royalties	101	0
Contribution to Workmen’s compensation	30	16
Other	148	191

	4,151	5,448

Firm commitments

Firm commitments relate to obligations under long-term license agreements. The Company is contractually obligated to make future annual payments related to licenses and support and maintenance, which management has determined to be of no future value. The full amount of the obligation has been accrued.

Loss contracts

The loss contract accrual relates to estimated future losses on long-term professional services contracts. The accrual is based on management’s best estimate of the excess of costs to be incurred over the estimated revenues. In the first six months ended September 30, 2004 costs of € 274,500 resulting from these contracts have been booked against the accrual, so that the total amount of the accrual was used.

Restructuring

Restructuring obligations according EITF 94-3:

As part of a cost reduction and restructuring program formally adopted by the Company, the Company has accrued the necessary restructuring obligations as of March 31, 2003. The program was adopted prior to December 31, 2002 and followed the guidance in EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. These expenses included retention and severance payments in connection with the termination of employees at the U.S. subsidiary and at the Company in Germany which became effective in the first and second quarters of fiscal year 2004, and lease termination payments in connection with the early termination of the Company’s long-term lease of a building with laboratory space during the third quarter of fiscal year 2003. The program involved the following major items:

-termination of employees at U.S. and UK subsidiaries as well as in Germany

-consolidation of the U.S. subsidiary’s two Ohio sites (in Cleveland and Columbus) into the Columbus site

-termination of building lease

-relocation of employees of U.S. subsidiary working from the laboratory space in the vacated building to another location

Retention and severance payments were expected to be paid to up to 34 employees who were employed at several locations in the United States and 18 employees who were employed in Germany in several departments. Payments for severances and for the terminated lease space of unused space of the San Diego building have been recorded against the accrual in fiscal year 2004.

In fiscal year 2004, the accrual was increased by € 64,000. The accrual relates to severance payments for former employees of iD³™, who are currently on maternity leave. In the first six months of fiscal year 2005 severances of € 27,000 were paid out, the remaining severances in the amount of € 127,000 will be paid out to the respective employees when they return from their maternity leave. The remaining € 15,000 relate entirely to severance payments, and are expected to be paid out by December, 2004.

The rollforward of the restructuring obligation from March 31, 2004 to September 30, 2004 is as follows:

	3/31/2004	Usage	Release	Addition	9/30/2004
	(in thousand euro)
Research and development costs	115	66	34	0	15
Discontinued operations	154	27	0	0	127

Total	269	93	34	0	142

Restructuring obligations according SFAS No. 146:

In the second quarter of FY 2004 the Company decided also to close down the Columbus site resulting in the termination of 19 employees as of December 31, 2003. These restructuring activities were accounted for according SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”. As of September 30, 2003, severance payments expected to be paid and rental obligations from non-cancellable contracts in the total amount of € 512,000 were accrued. As of March 31, 2004, € 492,000 was paid out and recorded against the accrual. The remaining € 20,000 were paid out in the first six months ended September 30, 2004 and a remaining amount of € 7,000 was released, respectively.

In the third quarter of FY 2004, the Company announced plans of further restructuring activities. These included a further decrease in headcount to approximately 190 employees as of March 31, 2004. Affected were the sites in San Diego, Cambridge, US and Heidelberg. Therefore, the Company recorded costs of approximately € 300,000 for severances of which € 199,000 have been paid out by March 31, 2004. The remaining amount of € 101,000 is accrued as of March 31, 2004, whereof € 67,000 were paid out during the first six months ended September 30, 2004.

Resulting from the decrease in headcount, rental expenses for unused office space in Heidelberg were accrued in the amount of € 580,000 as of December 31, 2003 because the long-term contract could not be terminated. As of September 30, 2004, € 179,000 of this accrual was used. In accordance with SFAS No. 146, the Company is required to reduce the accrual by amounts that could reasonably be expected to be received under subleases. Due to the current market condition for rental space in Heidelberg, the Company does not believe it is reasonable that this space will be subleased during the remaining rental contract, and therefore, has accrued the full, discounted amount of rental expenses to be incurred through expiration of the contract.

Due to the expiration of the collaboration with Bayer AG as of June 30, 2004, and the related closing of LION bioscience Research Inc. (LBRI), Cambridge, USA, the Company accrued € 500,000 for severances. The total amount of severances and other closing-related personnel expenses amounts to approximately € 600,000. The Company has communicated the pending closure to all effected employees, as well as the total benefits to be received. The accrued amounts related to bonus and severance payments that were paid to the employees which continued working until the closure of the entity. The accrued amounts were paid out in July 2004. The accrual according SFAS No. 146 is allocated as follows:

	3/31/2004	Usage	Release	Addition	9/30/2004
	(in thousand euro)
Cost of sales	273	273	0	0	0
General and administrative costs	608	177	0	0	431
Research and development costs	33	22	7	0	4

Total	914	472	7	0	435

11. Other Current Liabilities

	9/30/2004	3/31/2004
	(in thousand euro)
Payroll-related taxes and social security contributions	269	274
Other	82	154

	351	428

The item “Other” includes forward exchange transactions reported at their fair market value as of September 30, 2004 of € 4,400. For a detailed description please see note “Derivative Instruments” on page 10 in this report.

12. Capital Lease

The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of September 30, 2004 are:

(in thousand euro)
2005	8
2006	16
2007	16
2008	16
2009	10

Total minimum lease payments	66
Less: amounts representing imputed interest	(7)

Present value of minimum lease payments	59
Less: current portion	(13)

Non-current portion of capital lease obligations	46

13. Shareholders’ Equity

For a detailed development of the shareholders’ equity see page 5 in this report or the notes in the Company’s annual report as of March 31, 2004.

Accumulated other comprehensive income/(loss)

In the first six months ended September 30, 2004 the Company reported unrealized losses of € 310,100 in other comprehensive income, as compared to unrealized gains of € 207,700 in the first six months ended September 30, 2003.

C. Discontinued Operations

In October 2001, FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which deals with the accounting for and reporting of impairment and disposal of long-lived assets. SFAS No. 144 replaces both SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions.” However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin-off or that are held for sale. SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. The Company applied SFAS No. 144 starting April 1, 2002.

The Company closed down its in-house drug discovery (iD³) as of December 31, 2002 to focus on its core competencies, the development and implementation of information management software and solutions for the Life Science industry. The Company has closed down its iD³ activities in the US at the beginning of the third quarter of fiscal year 2003 and in Heidelberg as of December 31, 2003. The Company almost completed the total execution, including for example the sale of all assets held-for-sale, during fiscal year 2004.

The consolidated financial statements therefore have been reclassified to reflect iD³ business as a discontinued operation. Accordingly, the revenues, costs and expenses, assets and liabilities have been excluded from the respective captions in the consolidated statements of income and balance sheets and have been reported as discontinued operations for fiscal year 2004, 2003 and 2002. Only direct costs and expenses were reported as discontinued operations. Expenses related to severance payments and lease termination payments of approximately € 1.9 million and € 0.9 million, respectively, have been incurred directly as result of the decision to close the inhouse drug discovery operations have been allocated to discontinued operations. A total of 82 employees were terminated in connection with the closure. The prior year results have been adjusted accordingly.

The net book value of these assets recorded as of March 31, 2003 corresponds to the expected proceeds from the sale of these assets. During fiscal year 2003, the Company recognized € 1.8 million in losses from the write down to the estimated fair value and € 1.1 million from the loss on sale of assets, which are reported as discontinued operations.

In the first nine months of fiscal year 2004 the Company sold the remaining assets for net proceeds of € 522,500 and a gain of € 239,000. One asset with a remaining net book value of € 38,500 could not be sold and was therefore written-off to zero. In the second quarter of fiscal year 2004 the Company purchased laboratory equipment from a lessor, which was formerly capitalized under Capital lease. The acquisition costs of € 16,000 were expensed as impairment charge.

The following table shows a reconciliation for each line item in the statements of operations between discontinued and continued operations for the reference periods of fiscal year 2004.

	Three months ended September 30, 2003				Six months ended September 30, 2003
(in thousand €)	Incl. Discontinued Operations	Discontinued	Re-stated	As reported	As previously reported	Discontinued	Re-stated	As reclassified
Drug Discovery	465	0	0	465	770	0	(2)	768
Licenses	830	0	1,044	1,874	2,118	0	2,257	4,375
Professional Services	1,823	0	132	1,955	3,571	0	263	3,834
Maintenance and Support	516	0	238	754	1,079	0	518	1,597

Total revenues	3,634	0	1,414	5,048	7,538	0	3,036	10,574

Cost-of-sales	2,257	0	0	2,257	4,630	0	0	4,630

Selling costs	2,607	0	0	2,607	4,474	0	0	4,474
General and administrative costs	2,565	0	0	2,565	4,393	(207)	0	4,600
Research and development costs	3,999	(55)	0	4,054	7,533	(34)	0	7,567
Other operating income and expenses	(599)	(40)	0	(559)	(1,235)	(40)	0	(1,195)
Total costs and expenses (incl. COS)	10,829	(95)	0	10,924	19,795	(281)	0	20,076

Operating results before depreciation/amortization	(7,195)	95	1,414	(5,876)	(12,257)	281	3,036	(9,502)

Depreciation of property, plant & equipment and amortization of intangible assets	1,289	16	0	1,273	2,643	16	0	2,627

Operating results	(8,484)	79	1,414	(7,149)	(14,900)	265	3,036	(12,129)

No costs or revenues were incurred or earned during the first six months ended September 30, 2004 related to iD³ activities.

D. Notes to the Statements of Operations

14. Depreciation and amortization

The components of depreciation and amortization are as follows:

(in thousand €)	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003
Property, plant and equipment	400	1,109	919	2,274
Other intangible assets	1	180	33	369

Total depreciation and amortization	401	1,289	952	2,643

therof one-time charges	0	0	0	0
therof discontinued operations	0	16	0	16

15. Interest result

(in thousand €)	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003
Interest income	242	382	499	841
Interest expense	(1)	(23)	(2)	(55)

Interest result	241	359	497	786

16. Income/(loss) from Marketable Securities and Other Long-Term Investments

The components of income/loss from marketable securities and other long-term investments are as follows:

(in thousand €)	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003
Realized gain from sale of GeneProt shares	201	0	201	0
Realized gain/(loss) on sale of fixed income securities	0	240	45	240

Income/(loss) from marketable securities and other long-term investments	201	240	246	240

E. Other Information

17. Supplemental Disclosure of Cash Flow Information

(in thousand €)	Six months ended September 30,
	2004	2003
Cash paid during the period
Interest expense	2	55
Income taxes	37	96

18. Commitments and Contingencies

Operating Leases

The Company leases offices, office equipment and cars under non-cancellable operating leases. Future minimum lease payments under these agreements as of September 30, were:

	September 30, 2004 in thousand euro	March 31, 2004 in thousand euro
2005	367	937
2006	521	397
2007	378	222
2008	167	1
2009	167	0
Thereafter	84	0

Total minimum lease payments	1,684	1,557

We have included the prior year’s minimum lease payments for comparative purposes. Future lease payments, which are already accrued for in connection with the restructuring charges (see note no. 10) are not included in the above table.

Rental costs for the first six months ended September 30, 2004 totaled € 707,100, as compared to € 1,603,200 in the first six months ended September 30, 2003.

Litigation

From time to time the Company has been involved in litigations arising from its business activities. The Company is not aware of any legal action against the Company that would have a material adverse effect on its earnings, liquidity, or financial position.

19. Collaboration and Service Agreements

On June 18, 1999, the Company entered into a basic agreement with Bayer AG (“Bayer”), under which it was to develop and launch an innovative bio-IT solution for Bayer. The agreement also governs collaboration in research and development between the two companies over five years.

The basic agreement required the Company to establish LION bioscience Research Inc. (“LBRI”), based in Cambridge, Massachusetts, as a wholly-owned U.S. subsidiary of LION and one of the vehicles through which LION would perform the basic agreement. LION was also obligated to provide LBRI with adequate numbers of scientific experts and engineers from its existing staff. LBRI was to operate on the basis of a five-year plan and annual budgets and conducted research activities in accordance with a research and development plan.

Under the basic agreement, all rights and claims to the technology developed by LBRI were the property of LION. At the same time, LION granted Bayer a license to use this information technology exclusively for internal purposes. LION may not market or distribute any of these information technologies within one year of their becoming functional. The parties have also agreed that all rights and claims to targets and genetic markers found by LBRI belong to Bayer.

As consideration for the services of LION under this basic agreement, Bayer was obligated to pay LION a sum equal to the LBRI operating costs pursuant to the annual budget, subject to a maximum budget increase of up to 10%. The total sums due over the term of the agreement may not exceed $ 26.8 million. LBRI’s operating costs were payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half year. Since LBRI incured these costs, the Company recognized the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue, were shown as deferred revenue. Bayer also paid LION a fixed annual fee of € 1,283,000. This fixed annual fee was also reported as revenue on a straight-line basis over twelve months. In addition, Bayer paid license fees with respect to drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. For the first six months ended September 30, 2004 and 2003, the Company reported revenues of € 1,701,600 and € 3,355,000, respectively, under this agreement.

The basic agreement granted Bayer an option to acquire all the shares in LBRI from LION at a price equal to the capital paid in by LION ($1.0 million). For two years after any acquisition of the shares by Bayer, LION has a right of first refusal with regard to the commercial exploitation of new IT software developed by LBRI, in the event this software is in competition with LION’s activities and Bayer has decided to market the software commercially.

The agreement expired on June 30, 2004.

In conjunction with significant strategic changes within the Bayer Group, the option to acquire LBRI was not exercised by Bayer’s Health Care Group. As a result Lion closed down the Cambridge, US operations on June 30, 2004. The related costs are accrued for as described in note no. 10.

LBRI has been contributing a significant portion of total revenues, 28% in FY 2004, 22% in FY 2003 and 34% in FY 2002. Due to the nature of the agreement, the collaboration generated positive cash flows and profit contributions. The business volume of the collaboration cannot be recovered immediately. As a result the company is anticipating significantly lower revenues for FY 2005. The continuation of the collaboration with Bayer on a significantly smaller scale is still under negotiations.

The Company reviewed, if the expiration of the Bayer collaboration and the resulting closing of LBRI has to be reported as Discontinued Operations according to SFAS No. 144 and further explanations of EITF Issue No. 03-13, „Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”. The Company concluded, that based on its prior financial reporting and disclosures of the collaboration including revenues and also the five year term the contract was presented most transparent. In addition, the Company plans to generate further cash flows resulting from the active marketing of the software developed within the Bayer collaboration as stand-alone product or service business, whereas the Company is currently in negotioations with two potential customers. Furthermore part of this software will be part of LION’s LTE software, an existing product of the Company, resulting in additional potential cash flows. Based on these facts the Company believes, that its financials reflect the required transparency which would not be improved by reporting this issue as discontinued operations.

Service agreement

On October 13, 2000, the Company entered into a research and development agreement (“Development Agreement”) with Bayer AG, Leverkusen. The objective of the Development Agreement is to improve and speed up Bayer’s pre-clinical research process, to integrate chemical data and to develop customer-specific software for the analysis of high-throughput screening and structural activity data, in order to arrive at lead compounds faster and reduce the failure rate in the subsequent research process.

On December 11, 2001 (“First Amendment”), and March 29, 2002 (“Second Amendment”) amendments to the Development Agreement effective January 1, 2002 established a new schedule for reaching five milestones and extended the contract until January 1, 2004. The achievement of the agreed-upon milestones triggers the acceptance test by Bayer. Payments are dependent on Bayer’s acceptance of the predetermined milestones.

Effective June 25, 2002, the development agreement was amended again (“Third Amendment”). The parties agreed to postpone the milestone due in the first quarter to the third quarter of fiscal year 2003. At the same time the term of the development agreement was extended until July 1, 2004. Effective December 16, 2002 a fourth amendment (“Fourth amendment”) was signed, which suspercedes the previous three amendments. The postponed milestone has been accepted, a new schedule for deliverables and payments has been established and the total volume of the project has been reduced. Revenues related to this agreement are recorded when the milestone has been accepted by Bayer.

The Company reported revenues in the first six months ended September 30, 2004 and 2003 of € 1,316,700 and € 608,000, respectively, under this collaboration agreement. In addition, based on the Company’s best estimates, a loss on the contract is anticipated in fulfilling its obligations under the contract. Therefore, the Company has accrued € 920,000 as a loss contract provision, which is included in cost-of-sales in fiscal year 2003. In the first six months ended September 30, 2004 and 2003 costs of € 274,500 and € 870,000, respectively, were recorded against the accrual.

On May, 16, 2002 the Company entered into a collaborative research and development agreement with Paradigm. This agreement defines the cooperation of both parties within the ATP grant.

The parties have applied to participate in the Advanced Technology Program (“ATP”) administered by the National Institute of Standards and Technology (“NIST”) as a contractual joint venture with the objective of assembling and developing a software suite and data solution that allows users to better identify targets for lead compound discovery and product development by integrating large streams of biological and biochemical data from heterogeneous sources into coherent data sets that accurately represent underlying biological relationships (the “Target Assessment Technologies Suite” or (TATS).

The grant award amounts to $ 11.7 million and will run for five years. Both parties will each receive approximately 50% of the grant. Based on the annual budgets, pending the approval by NIST, the parties will receive up to 50% of the costs incurred.

Any intellectual property developed by LION will be fully owned by LION for its own use. Any IP developed jointly by Paradigm and LION will be jointly owned. In fiscal year 2004 LION initially reduced its part of the cooperation to a maximum commitment amount of $1.5 million over five years. Subsequently, in December 2003, the Company entered into an agreement with Paradigm to terminate the research and development agreement with Paradigm effective February 28, 2004 at the latest. According to the contract dated January 23, 2004 and an amendment dated February 28, 2004 the parties agreed to terminate the cooperation effective March 31, 2004. The Company made this decision since the activitites within the ATP grant no longer focus on LION’s core activities.

20. Related Party Transactions

The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

21. Business Segments and Foreign Business Activities

Due to the current management structure, the Company is currently managed as one segment for purposes of segment reporting requirements.

The following amounts relating to geographical locations are included in the consolidated financial statements:

	Six months ended September 30,
	2004	2003 restated
	(in thousand €)
Revenues (*)
Germany	1,914	1,939
United States	2,991	6,699
Other	1,609	1,936

Group	6,514	10,574

Operating results before Depreciation and Amortization
Germany	(1,359)	(840)
United States	(2,580)	(6,815)
Other	(1,877)	(1,847)

Group	(5,816)	(9,502)

Long-Lived Assets
Germany	1,668	1,866
United States	296	479
Other	451	448

Group	2,415	2,793

(*)	Revenues are allocated based on customer location.

22. Loss per Ordinary Share

The following table shows the calculation of the basic and diluted net loss per common share:

	Six months ended September 30,
In thousand €, except share and per-share data	2004	2003 restated
Numerator
Net loss for the year from continuing operations	(6,062)	(11,199)
Net loss for the year from discontinued operations	0	265

Net loss for the year, total	(6,062)	(10,934)

Denominator
Weighted averages of ordinary shares outstanding	19,870,175	19,870,175

Basic and diluted net loss per ordinary share from continuing operations	(0.30)	(0.56)
Basic and diluted net loss per ordinary share from discontinued operations	0.00	0.01

Basic and diluted net loss per ordinary share	(0.30)	(0.55)

Stock options issued are not considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.

23. Declaration to the German Corporate Governance Code

Management board and supervisory board of LION bioscience AG submitted the required declaration according to § 161 Stock Corporation Act (AktG) to the German Corporate Governance Code for calendar year 2003 and 2002 and committed themselves to complying with its requirements. The declaration has been adjusted as of January 1, 2004 due to the resignation of LION´s former CEO, Dr. Friedrich von Bohlen und Halbach, and the fact that the CEO role is shared by the two Board members: ‘LION bioscience AG observes the recommendations of the Government Commission on the German Corporate Governance Code with one exception: The company has no CEO, but two co-CEOs (Code para. 4.2.1).”

The declaration has been made permanently accessible on the Company’s Web site at http://www.lionbioscience.com

24. Subsequent Events

Effective October 14, 2004 both members of the Executive Board, Martin Hollenhorst (co-CEO und CFO) and Dr. Daniel Keesman (co-CEO und COO) resigned. The Supervisory Board appointed at its meeting on October 13, 2004 Joseph F. Donahue, so far CBO and President of LION bioscience, Inc. and Dr. Thure Etzold, so far Senior Vice President Research & Development and Managing Director of LION bioscience Ltd., as new co-CEOs, effective October 14, 2004. Joseph F. Donahue continues to serve as Chief Business Officer and also assumes responsibilities for Finance and Administration. Dr. Thure Etzold was named Chief Technology Officer, responsible for Product Development and Sevices.

Additionally the Supervisory Board of LION bioscience AG, Jürgen Dormann, Professor Klaus Pohle and Richard Roy stepped down effective after the Supervisory Board meeting on October 13, 2004. The company filed a formal application with the local Court in Heidelberg to name a new Supervisory Board and believes a decision is imminent. These appointments are subject to reconfirmation by LION’s shareholders at the next General Meeting.

This decision based on the fact, that the Company’s insurance company was not ready to extend the Director’s & Officer’s insurance at the existing terms and conditions. Mainly due to risks resulting from the Company’s NASDAQ listing, the insurance company took the position to extend the current insurance only with a limited coverage in addition to an increased premium. Because this was not the Company’s interest, the members of both bodies decided to step down from their positions. The new executive and supervisory board members take over their positions without any coverage of an D&O insurance.

Additional information Required by the German Stock Market Regulations Applicable to LION bioscience AG

You should read the following in conjunction with our unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this Report for the Six Month Period Ended September 30, 2004.

All statements included in this report that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other applicable U.S. and German laws, including statements regarding potential future increases in revenues, gross profit, net income, our company’s liquidity, and future transactions or projects or milestones. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements and that are beyond our control. There can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in these forward-looking statements as a result of various factors, including, but not limited to, the following: the viability of our business model, risks associated with our company’s integration and restructuring of operations, the acquisition of, or investment in, other companies, management of growth, changes to the Company’s revenue recognition policies, international operations, impact from exchange rate fluctuations, dependence on key personnel, intense competition, the variability in our operating results from quarter to quarter, technological change, our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships, our future capital requirements, uncertainties as to our ability to enter into or perform transactions with or projects for customers, and capital market fluctuations and economic conditions – both generally and those related to the life sciences industry. As a result, our future development efforts involve a high degree of risk. We refer you to our annual report on Form 20-F, dated September 24, 2004 as filed with the United States Securities and Exchange Commission (SEC) on September 30, 2004, as well as LION’s future filings with the SEC, in which these and other risk factors are discussed. You may obtain our annual report on Form 20-F from the SEC’s web site at http://www.sec.gov or by contacting the SEC in Washington, D.C.

gWe do not observe a formal quiet period with respect to statements concerning our results of operations, developments, business or financial outlook, financial targets or expectations (e.g. our outlook as to future revenue, expenses, cash position or earnings). We do not provide any information about our quarterly results of operations other than information that is required under the German exchange rules and regulations and statutory obligations that are applicable to our company. The information set forth below and elsewhere in this interim report with respect to our results of operations for the first six months ended September 30, 2004 is in response to these requirements and obligations. We do not represent that this information is complete or contains all material information about our results of operations for the first six months ended September 30, 2004, in particular in light of our planned restatement of our audited financial statements as discussed further under “Recent Developments and Outlook – Financial Outlook” below. We expressly disclaim any obligation or undertaking to release publicly any updates, revisions or corrections to any forward-looking statements or historical information presented in this report or in our earlier interim report with respect to our results of operations for the first six months ended September 30, 2004, whether as a result of new information, change of assumptions or business model, future developments or otherwise. It is our policy not to confirm or update, and expressly disclaim any duty to update, any expectations, outlook, targets, projections, estimates or assumptions concerning our results of operations or developments, including those of third parties.

References to “our company” are to LION bioscience Aktiengesellschaft, and references to “we”, “us” or “LION” are to LION bioscience Aktiengesellschaft and, unless the context otherwise requires, its subsidiaries. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). References to “euro” or “€” are to euro, and references to “U.S. dollars”, “U.S.$” or “$” are to United States dollars. Our financial year ends on March 31 of each year. References to any financial year or to “FY” refer to the year ended March 31 of the calendar year specified.

Research and Development Expenses

Our research & development expenses (without depreciation of property, plant and equipment or amortization of intangible assets) decreased in the first six months ended September 30, 2004 to € 2.8 million compared to € 7.6 million in the same period of fiscal year 2004. This significant decrease in R&D expenses is primarily attributable to the restructuring of our R&D organization, including the closing of our sites in the USA and related R&D workforce reductions from 116 (full-time equivalent) in R&D as of September 30, 2003 to 50 employees as of September 30, 2004.

Capital Expenditures

We had no material individual capital expenditures in the first six months ended September 30, 2004. We had invested approximately € 0.7 million primarily in new hardware, software and leasehold improvements in our locations in Heidelberg and Cambridge, MA, USA during this period.

LION Shares Held by Our Company and Subscription Rights of Executive Officers and Employees

Our company is currently not authorized to hold its own shares.

The following table sets forth the number of shares of our company that were owned directly by members of our company’s management and supervisory boards as of September 30, 2004:

Shares
Executive Board

Martin Hollenhorst (co-CEO and Chief Financial Officer) (until October 13, 2004)	None
Dr. Daniel Keesman (co-CEO and Chief Operating Officer) (until October 13, 2004)	None
Joseph F. Donahue (co-CEO und CBO) (since October 14, 2004)	None
Dr. Thure Etzold (co-CEO und CTO) (since October 14, 2004)	56,266

Supervisory Board

Jürgen Dormann (Chairman); (until October 13, 2004)	3,866
Prof. Dr. Klaus Pohle (Deputy Chairman); (until October 13, 2004)	4,000
Richard Roy; (until October 13, 2004)	None

Effective October 14, 2004 both members of the Executive Board, Martin Hollenhorst (co-CEO und CFO) and Dr. Daniel Keesman (co-CEO und COO) resigned. The Supervisory Board appointed at its meeting on October 13, 2004 Joseph F. Donahue, so far CBO and President of LION bioscience, Inc. and Dr. Thure Etzold, so far Senior Vice President Research & Development and Managing Director of LION bioscience Ltd., as new co-CEOs, effective October 14, 2004. Joseph F. Donahue continues to serve as Chief Business Officer and also assumes responsibilities for Finance and Administration. Dr. Thure Etzold was named Chief Technology Officer, responsible for Product Development and Services.

Additionally the Supervisory Board of LION bioscience AG, Jürgen Dormann, Professor Klaus Pohle and Richard Roy stepped down effective immediately after the Supervisory Board meeting on October 13, 2004.

The Company filed a formal application with the local Court in Heidelberg to name a new Supervisory Board and believes a decision is imminent. These appointments are subject to reconfirmation by LION’s shareholders at the next General Meeting.

Employees

Our workforce was reduced by 35 employees since the beginning of FY 2005, resulting mainly from the closing of LBRI at June 30, 2004. Our total work force as of September 30, 2004 comprised 142 employees (full-time equivalents) compared to 177 as of March 31, 2004.

Employees by location (full-time equivalent):

	9/30/2004	3/31/2004
Heidelberg, Germany	77	88
Cambridge, UK	39	38
Cambridge, MA, USA	26	51

Total	142	177

Employees by company division (full-time equivalent):

	9/30/2004	3/31/2004
IT development	50	53
Sales & Marketing	36	32
Administration	25	30
Professional Services	31	62

Total	142	177

Recent Developments and Outlook

Recent Developments

In August 2004 LION launched a new version of LION Target Engine™. Version 1.1 is an application suite made up of different modules for biological research. These modules will be sold separately and can be incorporated in the customer’s existing infrastructure. LION Target Engine™ and SRS will gradually become more technologically similar, and coordinated to work better with one another. Application modules from the successful LBRI cooperation with Bayer will be added to LION Target Engine™ as well.

Also in August 2004 LION entered into the Cheminformatics market with the launch of LeadNavigator. It offers a single point of access to necessary chemical tools and data. LeadNavigator is a key product components result of the successful Bayer collaboration. In the area of cheminformatics, the Company plans to launch a new product: LION Lead Engine™. LION Lead Engine™ will allow the user to access various chemical databases and process the data with various analysis and visualization tools as well as offering the option of interfacing with external tools, so called Compute Engines.

To enhance LION Lead Engine™ product suite, LION established agreements with BioByte and ChemNavigator in August.

LION released three of five new products or product versions, SRS 8.0, LTE 1.1 and LeadNavigator, according to plan in the current fiscal year.

After the successful first Global User Group Meetings in Cambridge, UK in May, the Company held two User Group Meetings in Boston and San Diego, USA,

Within the scope of a mitigation in September 2004, the company transfered its shares, which LION bought in March 2002, back to GeneProt.

The number of employees (FTE`s) was 142 as of September 30, 2004, compared to 169 in the end of Q1 FY 2004. This decrease is mainly attributable to the closure of business of LBRI as of June 30, 2004.

Financial Outlook

As of September 30, 2004, the order backlog for all service and license contracts was € 4.7 m, which is € 1.2 m less than at the end of Q1 FY 2004. Life science customers continue to invest cautiously, but customer activity has increased particularly in North America and Asia Pacific. Because of the higher level of inquiries we expect our markets to recover, first in North America followed by Asia Pacific and Europe. We therefore anticipate a rising order volume in the upcoming months, resulting in higher revenues in the next fiscal year.

LION therefore confirms its forecast for the current fiscal year, expecting sales for fiscal year 2004/2005 to be around € 12-13 m. Revenue figures for the third quarter are expected to approximately the same level as Q2, which still included revenues of € 0.9 m from the expiration of the agreement with Bayer AG (PIx). We expect to realize a loss in fiscal year 2004/2005 of € (10) to (11) m, compared to € (21.5) m in the previous fiscal year. LION plans total costs, excluding depreciation, of less than € 4.5 m in the fourth quarter (Q2 of FY 2004/2005: € 6.0 m). Liquid assets should be more than € 30 m at the end of the current fiscal year.

We are still in negotiations with Bayer for a new service project in the area of cheminformatics. The volume will be significant lower than the first deals with Bayer.

For fiscal year 2005/2006, LION expects double-digit revenue growth rate based on the expansion of its bioinformatics products into new markets, such as the clinical research market, and to new products in cheminformatics. In addition, LION`s efforts to reduce costs in FY 2005/2006 could benefit from the planned NASDAQ delisting and SEC deregistration. Total costs for the fiscal year should be less than € 20 m. The company also expects to reach profitability in FY 2005/2006.

Address:

LION bioscience AG

Waldhofer Straße 98

69123 Heidelberg

Deutschland

Tel: +49(0)6221/4038-0

Fax: +49(0)6221/4038-101

www.lionbioscience.com

Contact:

Joseph F. Donahue

Chief Business Officer and co-CEO

Tel: 001 617 245-5408

joe.donahue@lionbioscience.com